Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ENDO HEALTH SOLUTIONS INC.,

DM MERGER SUB INC.

AND

NUPATHE INC.

DATED AS OF DECEMBER 15, 2013

i

INDEX OF DEFINED TERMS

Page
2010 ESPP	9
409A Authorities	29
Affiliate	61
Agreement	1
Associate	61
CERCLA	31
Certificate of Merger	7
Certificates	10
Cleanup	61
Closing	7
Closing Date	7
Code	4
Commonly Controlled Entity	28
Company	1
Company Adverse Recommendation Change	48
Company Benefit Agreements	28
Company Benefit Plans	28
Company Board	1
Company Bylaws	13
Company Certificate of Incorporation	13
Company Common Stock	1
Company Disclosure Letter	13
Company Filed SEC Report	18
Company Financial Statements	18
Company IP	61
Company Licensed IP	61
Company Material Adverse Effect	61
Company Material Contract	25
Company Notice of Adverse Recommendation	48
Company Option	14
Company Organizational Documents	13
Company Owned IP	62
Company Participant	24
Company Partner	21
Company Pension Plan	27
Company Pension Plans	27
Company Permits	17
Company Preferred Stock	14
Company SEC Reports	18
Company Stock Plan	14
Company Stock Rights	14
Company Takeover Proposal	47
Company Termination Fee	57

Company Warrant	9
Company Welfare Plan	27
Company Welfare Plans	27
Competition Laws	45
Confidentiality Agreement	43
Contingent Cash Consideration Agreement	62
Contingent Cash Consideration Payments	62
Contract	62
Core Product	62
Core Product IP	62
Covered Employees	50
D&O Insurance	49
DGCL	1
Dissenting Shares	12
Effective Time	7
EMEA	17
Environmental Laws	62
Environmental Permits	62
ERISA	27
Exchange Act	2
Exchange Agent	10
Exchange Fund	10
Expiration Date	A-1
FDA	17
FDCA	17
FIRPTA Certificate	62
GAAP	18
Good Clinical Practices	62
Good Laboratory Practices	63
Good Manufacturing Practices	63
Governmental Entity	16
Hazardous Substances	63
HSR Act	63
IND	63
Indemnified Parties	49
Intellectual Property	63
IP Contract	32
Judgments	53
Law	16
Lease	34
Liability	19
Liens	64
Litigation	25
Loan Notice	41
Merger	1
Merger Consideration	8

v

Merger Sub	1
Merger Sub Board	2
Merger Sub Common Stock	8
Minimum Tender Condition	A-1
Nasdaq	64
NDA	64
New Plan	51
Nonqualified Deferred Compensation Plan	29
Offer	1
Offer Closing	3
Offer Closing Date	3
Offer Conditions	2
Offer Documents	3
Offer Price	1
Order	16
Other Equity Award	9
Outside Date	54
Parent	1
Parent Board	2
Parent Filed SEC Report	37
Parent Financial Statements	38
Parent Material Adverse Effect	64
Parent SEC Reports	37
Paying Agent	4
Per Share Paid Value	64
Person	64
Products	64
Regulatory Authority	17
Regulatory Authorizations	65
Release	65
Representatives	65
Sarbanes-Oxley Act	18
Schedule 14D-9	5
Schedule TO	3
SEC	65
Securities Act	18
Subsidiary	65
Superior Proposal	47
Surviving Corporation	6
Takeover Statute	4
Tax Return	24
Taxes	23
to the knowledge of Parent	65
to the knowledge of the Company	65
Transaction Agreements	65
Uncertificated Shares	10
Valuation Point	65
WARN Act	51

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 15, 2013, is by and among Endo Health Solutions Inc., a Delaware corporation (“Parent”), DM Merger Sub Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of Parent (“Merger Sub”), and NuPathe Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the acquisition of the Company by Parent, Parent proposes to cause Merger Sub to commence an offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock” ) at a price per share of Company Common Stock of (1) $2.85, net to the seller in cash, without interest and (2) the contractual right to receive the Contingent Cash Consideration Payments (the aggregate consideration referred to in (1) and (2), or any other consideration per share paid pursuant to the Offer, (the “Offer Price”)), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, the Company shall, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), merge with Merger Sub (the “Merger”), pursuant to which each share of Company Common Stock, other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares (as defined in Section 3.3), will be converted into the right to receive the Merger Consideration (as defined in Section 3.1(a));

WHEREAS, Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated immediately following the completion of the Offer;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby are advisable, fair to and in the best interests of the stockholders of the Company, (ii) adopted and approved this Agreement and determined the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interest of the stockholders of the Company and (iii) resolved to recommend acceptance of the Offer and, if required, approval of the Merger by its stockholders;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has approved and declared it advisable for Merger Sub to enter into this Agreement providing for the Offer and the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement, the Offer and the Merger and Parent, in its capacity as the sole stockholder of Merger Sub, has approved this Agreement, the Offer and the Merger upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1                                    The Offer.

(a)                       Subject to the conditions of this Agreement, as promptly as practicable (but in no event later than eight business days) after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), the Offer to purchase all of the outstanding shares of Company Common Stock; provided, that the Company agrees that no shares of Company Common Stock owned by the Company will be tendered pursuant to the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(i)             The initial expiration date of the Offer shall be midnight, New York City time, on the 20th business day following the commencement of the Offer (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act). Merger Sub expressly reserves the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Merger Sub shall not (A) reduce the number of shares of Company Common Stock subject to the Offer, (B) reduce the Offer Price or change the form of consideration payable in the Offer, (C) change, modify or waive the Minimum Tender Condition (as defined in Exhibit A), (D) add to the Offer Conditions, or (E) otherwise amend the Offer in any manner adverse to the holders of Company Common Stock.

(ii)          Parent and Merger Sub agree that if on any scheduled expiration date of the Offer, any of the conditions to the offer (including the Minimum Tender Condition and the other conditions and requirements set forth herein and in Exhibit A) is not satisfied or, in Merger Sub’s sole discretion, waived, then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for successive periods of time to be determined at the sole discretion of the Merger Sub; provided, however, that in no event shall Merger

Sub be required to extend the Offer (1) beyond the Outside Date or (2) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII.

(iii)       On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any withholding of tax pursuant to Section 1.1(d)) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after Merger Sub is legally permitted to do so under applicable Law. Acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”.  Merger Sub expressly reserves the right to, in its sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act, and the Offer Documents (as defined below) may, in Merger Sub’s sole discretion, provide for such a reservation of right. Nothing contained in this Section 1.1(a) shall affect any termination rights in ARTICLE VIII.

(b)                       On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the stockholders of the Company as and to the extent required by federal securities laws. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable federal securities laws. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence and summaries of all material oral communications between them and their representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c)                        Parent shall provide or cause to be provided to Merger Sub on a timely basis the consideration necessary to pay for any shares of Company Common Stock that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(d)                       Parent, Merger Sub or the paying agent for the Offer (the “Paying Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent, Merger Sub or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state or local Tax law. To the extent that amounts are so withheld and paid over by Parent, Merger Sub or the Paying Agent to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, Merger Sub or the Paying Agent.

Section 1.2                                    Company Actions.

(a)                       The Company hereby approves and consents to the Offer, the Merger and the other transactions contemplated by this Agreement and the Contingent Cash Consideration Agreement and represents that the Company Board, at a meeting duly called and held has unanimously:

(i)             determined that the Offer, the Merger, this Agreement, the Contingent Cash Consideration Agreement and the transactions contemplated hereby and thereby are advisable, fair to and in the best interests of the Company and its stockholders;

(ii)          adopted this Agreement and approved the transactions hereby;

(iii)       resolved to recommend acceptance of the Offer; and

(iv)      taken all other actions necessary to exempt the Offer, the Merger, this Agreement, the Contingent Cash Consideration Agreement and the transactions contemplated hereby and thereby from any “fair price”, “moratorium”, “control share acquisition”, “interested stockholder”, “business combination” or other similar statute or regulation (“Takeover Statute”).

(b)                       On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) containing, subject to Section 6.5(b), the recommendation described in Section 1.2(a)(iii) and shall mail the Schedule 14D-9 to the stockholders of the

Company as required by Rule 14d-9 under the Exchange Act.  Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable federal securities laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence and summaries of all material oral communications between the Company and its representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board contained in the Schedule 14D-9.  In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c)                        In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Parent and Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the latest practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Parent and Merger Sub such information and assistance (including periodically updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to holders of Company Common Stock. Parent and Merger Sub shall take such actions as may be reasonably required to protect the unauthorized disclosure or use of information received by it pursuant to this Section 1.2.

Section 1.3                                    Directors.

(a)                       Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment) bears to the total number of shares outstanding, and the Company shall cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board that represents the same percentage as such individuals represent on the Company Board.

(b)                       The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its stockholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.3(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.3(a) hereof shall be subject to the receipt of such information.

(c)                        Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time (as defined in Section 2.2(b) hereof), the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Company Board, any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company or any other action (or inaction) under or in connection with this Agreement if such action (or inaction) would reasonably be expected to adversely affect the Company’s stockholders (other than Parent or Merger Sub).

ARTICLE II

THE MERGER

Section 2.1                                    The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity following the Merger (sometimes referred to herein as the “Surviving Corporation”); provided, that Parent may at any time, if and to the extent it deems such change to be desirable, elect to change the form of the Merger to provide that, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company shall be merged with and into Merger Sub and as a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving entity following the Merger (in which case Merger Sub would be deemed to be the “Surviving Corporation”).  The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Closing.

Section 2.2                                    Closing; Effective Time.

(a)                       The closing of the Merger (the “Closing”) shall take place as soon as practicable following the Offer Closing, on a date to be specified by the parties, which shall be no later than the third business day after the satisfaction or waiver of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, unless another time, date or place is agreed to in writing by the parties hereto.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)                       Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and by making all other filings or recordings required under the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as Parent and the Company shall agree and specify in the Certificate of Merger.  The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

Section 2.3                                    Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.4                                    Organizational Documents of the Surviving Corporation.  The Company Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.  The Company Bylaws (as defined in Section 4.1(c)), as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5                                    Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.  The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE III

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 3.1                                    Effect on Capital Stock.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock:

(a)                       Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including all vested and unvested shares of restricted stock issued in connection with restricted stock awards granted to the executive officers of the Company (the transfer restrictions on which shares shall terminate immediately prior to the Effective Time) but not including shares to be cancelled pursuant to Section 3.1(c) hereof and Dissenting Shares) shall be converted into the right to receive cash and the Contingent Cash Consideration Payments equal in form and amount to the Offer Price paid in the Offer (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, to be issued or paid in consideration therefor in accordance with Section 3.2, without interest.

(b)                       Conversion of Merger Sub Common Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.  Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of the Surviving Corporation.

(c)                        Cancellation of Certain Shares.  Each share, if any, of Company Common Stock that is held by the Company as treasury shares and each share of Company Common Stock which is owned by the Company or Parent or by any direct or indirect wholly-owned subsidiary of the Company or Parent shall be cancelled without any conversion, and no consideration shall be delivered in respect thereof.

(d)                       Company Options.  Effective not later than the Closing, the Company shall take all actions required to provide that, effective as of the Closing, the Company Stock Plan (as defined in Section 4.2(a) hereof) and all Company Options (as defined in Section 4.2(a) hereof) outstanding immediately before the Closing shall be cancelled and of no further force or effect, and in consideration for such cancellation of Company Options outstanding under the Company Stock Plan immediately before the Closing, the holders thereof (whether or not such Company Options shall otherwise be exercisable at the Effective Time) shall automatically (and without any further action being required on the part of the holders thereof) receive, at the earliest Valuation Point, if any, at which the then applicable Per Share Paid Value exceeds the per-share exercise price under such Company Option:

(i)             an amount in cash equal to (A) the number of shares of Company Common Stock subject to each such Company Option (whether vested or unvested) held by such holder multiplied by the excess, of (1) the then applicable Per Share Paid Value over (2) the per-share exercise price under such Company Option (with such payments to be subject to any applicable Tax withholding in accordance with Section 3.1(h));  and

(ii)          the right to receive, in respect of each share of Company Common Stock subject to each such Company Option (whether vested or unvested) held by such holder, each Contingent Cash Consideration Payment that, as of such Valuation Point, has not yet become payable pursuant to the terms of the Contingent Cash Consideration Agreement.

(e)                        Other Equity Awards.  Effective not later than the Closing, the Company shall take all actions required to provide that (i) each award (“Other Equity Award”) outstanding immediately before the Effective Time under the Company Stock Plans other than the Company Options (including any restricted stock units) shall be cancelled and of no further force or effect as of the Effective Time and (ii) in exchange for the cancellation of each such Other Equity Award, to the extent vested as of immediately before the Effective Time, in accordance with the terms of such Other Equity Award (including any vesting that occurs under the terms of the applicable Other Equity Award as a result of the consummation of this Agreement), the holder of such Other Equity Awards shall receive the per share Merger Consideration for each share of Company Common Stock underlying such Other Equity Award (with such payment to be subject to any applicable Tax withholding in accordance with Section 3.1(h)).  Prior to the Effective Time, the Company shall take all actions necessary such that no Person has any rights to acquire Company Common Stock or common stock of the Parent or any of its subsidiaries (including the Surviving Corporation) pursuant to any Company Benefit Plan or Company Benefit Agreement following the Effective Time.  Additionally, prior to the Effective Time, the Company Board shall take any actions required to accelerate the vesting of, or cause the lapsing of any restrictions with respect to, any Other Equity Award.

(f)                         2010 Employee Stock Purchase Plan.  Effective not later than the Closing, the Company shall take all actions required to provide that, as of the Closing Date, the 2010 Employee Stock Purchase Plan of the Company (the “2010 ESPP”) shall be terminated.  The Company shall not commence any new purchase periods under the 2010 ESPP after the date hereof.

(g)                        Warrants.  Each outstanding unexercised warrant to purchase or otherwise acquire shares of Company Common Stock immediately prior to the Offer Closing (each, a “Company Warrant”) shall as a consequence of the Offer Closing, only entitle the holder thereof to receive, upon exercise in accordance with its terms, at the earliest Valuation Point, if any, at which the then applicable Per Share Paid Value exceeds the per-share exercise price under such Company Warrant, the Offer Price, in accordance with the terms of such Company Warrant.  As a consequence of the Closing, each such Company Warrant shall automatically be assumed by the Surviving Corporation.  Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Warrant, in accordance with the terms of the applicable Company Warrant, informing such holders of the effect of the Offer on the Company Warrants.

(h)                       Withholding.  Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Options or Other Equity Awards such amounts as Parent, the Surviving Corporation or the Exchange Agent is or may be reasonably required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock, Company Options or Other Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.2                                    Exchange of Shares and Certificates.

(a)                       Exchange Agent.  At or prior to the Effective Time, Parent shall engage a nationally-recognized financial institution reasonably satisfactory to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”).  At the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock immediately prior to the Effective Time, the cash portion of the Merger Consideration to be paid in respect of the Company Common Stock.  All cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”  If for any reason (including losses) the Exchange Funds shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent will, or will cause Merger Sub (or after the Effective Time, the Surviving Corporation) to, promptly deposit cash with the Exchange Agent in an amount which is equal to the deficiency required to fully satisfy such cash payment obligations.

(b)                       Exchange Procedures.  Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 3.1 hereof, (A) a letter of transmittal (which, in the case of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration. Upon (1) surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (2) or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange the portion of the Merger Consideration to which such holder is entitled pursuant to Section 3.1, and any Certificates so surrendered shall forthwith be cancelled.  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (I) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (II) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not payable.  Until surrendered as contemplated by this Section 3.2(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender.

(c)                        No Further Ownership Rights in Company Common Stock.  All Merger Consideration issued and paid upon the surrender for exchange of Certificates or Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d)                       Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of their claim for the Merger Consideration, and Parent and the Surviving Corporation shall remain jointly and severally liable for, payment of the Merger Consideration in respect thereof.

(e)                        No Liability.  None of Parent, Merger Sub, the Company or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate or Uncertificated Share shall not have been surrendered prior to three years after the Effective Time, or immediately prior to such earlier date on which any cash or a Contingent Cash Consideration Payment would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 4.5), any such cash or Contingent Cash Consideration Payment shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f)                         Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to former stockholders of the Company after the Effective Time pursuant to this Article III.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article III shall promptly be paid to Parent.

(g)                        Withholding Rights.  Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Company Common Stock immediately prior to the Effective Time such amounts as Parent or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign tax law.  To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(h)                       Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the Merger Consideration as may be required pursuant to Section 3.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

Section 3.3                                    Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who properly exercise appraisal rights with respect thereto in accordance with Section 262 of DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled only to receive payment of the appraised value of such shares of Company Common Stock in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL.  If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Common Stock will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except (i) as set forth in the written disclosure letter (which letter shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is readily apparent on its face from a reading of such disclosure and the section or subsection of this Agreement to which the disclosure relates) delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in the Company SEC Reports (as defined in Section 4.7(a)) on or prior to the date hereof (and without regard to any amendment thereto filed after the date of this Agreement)):

Section 4.1                                    Organization, Standing and Corporate Power.

(a)                       The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                       The Company has no Subsidiaries.

(c)                        The Company has furnished or made available to Parent true and complete copies of the Restated Certificate of Incorporation of the Company, as amended through the date of this Agreement (as so amended, the “Company Certificate of Incorporation”); the Bylaws of the Company, as amended through the date of this Agreement (as so amended, the “Company Bylaws” and together with the Company Certificate of Incorporation, “Company Organizational Documents”).  The Company Organizational Documents are in full force and effect and have not been amended or otherwise modified.  The Company is not in violation of any provision of the Company Organizational Documents.  Other than those materials relating to the deliberations with respect to or consideration of the transactions contemplated hereby or other transactions pursuant to which the Company or rights to the Core Product would be acquired, the Company has made available to Parent complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the stockholders of the Company, the boards of directors of the

Company and the committees of each such board of directors, in each case held since January 1, 2010 and prior to the date hereof.

Section 4.2                                    Capitalization.

(a)                       The authorized capital stock of the Company consists of (i) 90,000,000 shares of Company Common Stock, par value $0.001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”).  At the close of business on November 30, 2013, (1) 31,340,679 shares of Company Common Stock were issued and outstanding, (2) 42,433 shares of Company Common Stock were held by the Company in its treasury, (3) 10,916,216 shares of Company Common Stock were subject to outstanding warrants, and (4) 4,789,304 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company’s 2010 Omnibus Incentive Compensation Plan (the “Company Stock Plan”), of which (A) 1,292,462 shares of Company Common Stock were subject to outstanding and unexercised options entitling the holder thereof to purchase a share of Company Common Stock (each, a “Company Option”), (B) 2,121,547 shares of Company Common Stock were restricted stock units and (C) 1,375,295 shares of Company Common Stock that are reserved but are not allocated to any specific outstanding rights or awards.  At the close of business on November 30, 2013, no shares of Company Preferred Stock were issued and outstanding.  No shares of Company Common Stock have been offered or issued under the 2010 ESPP.

(b)                       Except as set forth in Section 4.2(a) above, at the close of business on November 30, 2013, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  From November 30, 2013, until the date of this Agreement, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or warrants outstanding as of November 30, 2013, in accordance with their terms.  Except as set forth in Section 4.2(a) above, as of the date hereof, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company (i) relating to any issued or unissued capital stock or equity interest of the Company, (ii) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in the Company or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company (each of (i), (ii) and (iii), collectively, the “Company Stock Rights”). All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company (including any shares of Company Common Stock) or any Company Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, other than pursuant to the Company Stock Plans.

(c)                        Section 4.2(c) of the Company Disclosure Letter sets forth a true, complete and correct list, as of November 30, 2013, of (i) all Company Options, the number of shares of Company Common Stock subject thereto, the grant dates, expiration dates, the exercise or base prices and the names of the holders thereof, and (ii) all other outstanding awards under the Company Stock Plans, the number of shares of Company Common Stock subject thereto, the holders thereof and the vesting schedules thereof.  Each outstanding Company Option, restricted stock award, deferred stock unit, performance stock award and employee stock purchase plan right, may, be treated at the Effective Time as set forth in Section 3.1.

(d)                       The Company does not directly or indirectly own or have any right or obligation to subscribe for or otherwise acquire any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity.

Section 4.3                                    Authority.

(a)                       The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Offer and the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Offer and the Merger or the other transactions contemplated hereby (other than the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

(b)                       The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) determining that this Agreement is advisable and that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, and (iii) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.  Such resolutions are sufficient to render the provisions of Section 203 of the DGCL inapplicable to this Agreement and the Contingent Cash Consideration Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement.  To the knowledge of the Company, no other state Takeover Statute or similar statute or regulation applies to the Company with respect to this Agreement, the Offer, the Merger or any other transaction contemplated by this Agreement or the Contingent Cash Consideration Agreement and the transactions contemplated thereby.

(c)                        MTS Securities, LLC, an affiliate of MTS Health Partners, L.P., has delivered to the Company Board its opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the holders of Company Common Stock pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders.  The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes after receipt thereof by the Company.

(d)                       The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated by this Agreement from Section 203 of the DGCL, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or the transactions contemplated by this Agreement.

Section 4.4                                    No Conflict.  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the Offer and the consummation of the Merger and the other transactions contemplated hereby will not, (a) conflict with or violate the Company Certificate of Incorporation or the Company Bylaws, (b) assuming compliance with Section 4.5 hereof, conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code or any other requirement or rule of law (a “Law”) or any charge, order, writ, injunction, judgment, guideline, guidance, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative (an “Order”), or any rule or regulation of any securities exchange on which the Company’s Common Stock is listed for trading, in each case applicable to the Company or by which any property or asset of the Company is bound or affected, (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of the Company pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected (including any Company Material Contract (as defined in Section 4.13(a)) and any Company Permit (as defined in Section 4.6(b))), or (d) result in the loss of or otherwise impair the right, title or interest of the Company in and to any of the material Company IP, except, in the case of clauses (a), (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5                                    Required Filings and Consents.  The execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory authority or commission or other governmental or government-authorized authority or agency, domestic or foreign (a “Governmental Entity”), except for (a) applicable requirements, if any, of (i) the Exchange Act, including the filing with the SEC of the Schedule 14D-9, (ii) state securities or “blue sky” laws,

(iii) the DGCL to file the Certificate of Merger or other appropriate documentation and (iv) Nasdaq, (b) those required by the HSR Act, (c) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (d) the filing of customary applications and notices, as applicable with the U.S. Food and Drug Administration ((the “FDA”) or any other federal, state, local or foreign Governmental Entity (such as the European Medicines Agency (“EMEA”) and Health Canada) that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs (each, a “Regulatory Authority”)).

Section 4.6                                    Compliance; Regulatory Compliance.  Other than FDA and related matters, tax matters, employee benefits matters, labor and employment matters, environmental matters or intellectual property matters, which are the subjects of Sections 4.9, 4.10, 4.14, 4.15, 4.16 and 4.17 respectively:

(a)                       The Company (i) has been operated at all times in compliance with all Laws and Orders applicable to the Company or by which any property, business or asset of the Company is bound or affected and (ii) is not in default or violation of any governmental licenses, permits or franchises to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected other than, in the case of clauses (i) and (ii) above, failures to comply, defaults or violations which do not have and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has not received any written communication during the past two years from a Governmental Entity that alleges that the Company is not in compliance in any material respect with any applicable Law and Order.

(b)                       Each of the Company and its employees and, to the knowledge of the Company, business partners, as applicable, has in effect all required filings, licenses, permits, certificates, exemptions, orders, consents, clearances, registrations, approvals and authorizations of all Governmental Entities (including all authorizations under the regulations of the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the regulations of the FDA promulgated thereunder and any of the foregoing required by any other Regulatory Authority, including the EMEA and Health Canada) and third Persons necessary for the conduct of the Company’s business and the use of its properties and assets (including the marketing and sale of the Products), as presently conducted and used (the “Company Permits”), and all Company Permits are valid and in full force and effect, except where such failure has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect; and the Company has not received written notice from any Governmental Entity or third Person that any such Company Permit is subject to any adverse action which has had, or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                        Neither the Company nor any director, officer, other employee or agent of the Company has materially violated any provision of the Foreign Corrupt Practice Act of 1977, as amended, or any similar foreign Law.

(d)                       Since October 1, 2010, the Company has not made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to the Foreign Corrupt Practice Act of 1977, as amended, or any similar Law.

Section 4.7                                    SEC Filings; Financial Statements.

(a)                       The Company has filed all forms, reports, statements and documents required to be filed with the SEC since October 1, 2010 (the “Company SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”) and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report filed or furnished to the SEC by the Company, and in either case, publicly available prior to the date hereof (each, a “Company Filed SEC Report”).  None of the Company SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed or currently contains, and any Company SEC Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company Filed SEC Report.

(b)                       Except to the extent updated, amended, restated or corrected by a subsequent Company Filed SEC Report, all of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments).  The consolidated balance sheets (including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company Filed SEC Report) fairly present, in all material respects, the consolidated financial position of the Company at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company Filed SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of the Company for the periods indicated, subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments.

(c)                        The Company does not have any material Liabilities (as defined below) that would be required to be disclosed on a balance sheet (or the footnotes thereto)

prepared in accordance with GAAP except for (i) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company as of December 31, 2012, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2012, (iii) Liabilities that are disclosed in the Company SEC Reports and (iv) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby.  As used in this Agreement, the term “Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown or matured or unmatured, including those arising under any Law and those arising under any Contract.

(d)                       Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  The Company does not have any outstanding, and has not arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(i)             The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets.

(ii)          The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(iii)       The Company is not a party to, and does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Reports.

(iv)      Since October 1, 2010, the Company has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal control over financial reporting.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2, as in effect on the date hereof.

Section 4.8                                    Absence of Certain Changes or Events.  Except as contemplated by this Agreement, since September 30, 2013 and through the date hereof, the Company has conducted its respective businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects and there has not been any event or occurrence of any condition that has had or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as contemplated by this Agreement, since September 30, 2013 and through the date hereof, there has not been (i) any material change in accounting methods, principles or practices employed by the Company, other than as required by Law or GAAP or (ii) any action of the types described in Section 6.1(b) which, had such action been taken after the date of this Agreement, would be in violation of such Section.

Section 4.9                                    FDA and Related Matters.

(a)                       Section 4.9 of the Company Disclosure Letter sets forth a true and complete list of all Regulatory Authorizations from the FDA, EMEA and all other Regulatory Authorities owned by the Company or held by Company Partners (as defined in Section 4.9(b) hereof) and relating to the Core Product and used in the conduct of the Company’s business, and there are no other material Regulatory Authorizations required for the Company or the Core Product in connection with the conduct of the Company’s business as currently conducted.  All such Regulatory Authorizations owned by the Company are, and to the knowledge of the Company all other Regulatory Authorizations are, (i) in full force and effect, (ii) validly registered and on file with applicable Regulatory Authorities, (iii) in compliance with all formal filing and maintenance requirements, and (iv) in good standing, valid and enforceable.  The Company has filed all required notices and responses to notices, supplemental applications, reports (including adverse experience reports) and other information with the FDA, EMEA and all other applicable Regulatory Authorities except where the failure to file any such information would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                       Without limiting the generality of any other representations and warranties made by the Company under this Agreement, to the knowledge of the Company, the conduct of the business of the Company as currently conducted is in compliance in all material respects with (1) all written communications, requirements and applicable Laws and Orders of the FDA, EMEA and other Regulatory Authorities and (2) all Regulatory Authorizations, including all requirements of the FDA, the EMEA and all other Regulatory Authorities in warning letters, notices of adverse findings and Section 305 notices and similar letters or notices, and in connection with all product recalls, notifications and safety alerts, and any request from the FDA, the EMEA or any Regulatory Authority requesting the Company to cease to investigate, test or market any product, and all consent decrees (including plea agreements) issued with respect to the Company.  There are no, and have not been, any inspection reports, warning letters, notices of adverse findings, Section 305 notices or similar written documents received by the Company or, to the knowledge of the Company, by any Company Partner, that assert a lack of compliance with any applicable Laws, Orders, or regulatory requirements that have not been fully resolved to the satisfaction of the FDA, the EMEA or any other Regulatory Authorities, as applicable.  The Company has no knowledge (and has not been notified by a third party) of any pending regulatory action, investigation or inquiry of any sort by the FDA, EMEA or any other Regulatory Authority (other than non-material routine or periodic inspections or reviews) against any of the Company, the Core Product or any Person that manufactures, develops or distributes the Core Product pursuant to a development, commercialization, manufacturing, supply or other collaboration arrangement with the Company (each, a “Company Partner”), and, to the knowledge of the Company, there is no reasonable basis for any adverse regulatory action.  Without limiting the foregoing, (i) to the knowledge of the Company, there have been no product recalls, warnings, notifications or safety alerts conducted or issued by the Company, the FDA, the EMEA or any other Regulatory Authorities with respect to the Core Product, none of the foregoing has been requested or demanded by the FDA, the EMEA or any other Regulatory Authorities, and to the Company’s knowledge, and there is no reasonable basis for any of the foregoing; (ii) none of the Company or, to the knowledge of the Company, any of its respective agents or subcontractors, has been convicted of any crime or engaged in any conduct which would reasonably be expected to result in criminal liability, debarment or disqualification by the FDA, the EMEA or any other Regulatory Authority, and (iii) no criminal, injunctive, seizure or civil penalty actions have at any time been commenced or threatened by any Regulatory Authority against the Company or, to the knowledge of the Company, any of its respective agents or subcontractors, and there are no consent decrees (including plea agreements) or similar actions to which the Company is bound or which relate to the Core Product.  The Company is not, to the knowledge of the Company, employing or utilizing the services of any individual who has been debarred, temporarily denied approval or suspended under any applicable Law or Order.  To the knowledge of the Company, the Company has not made any untrue statement of fact or fraudulent statement to the FDA, the EMEA or any other Regulatory Authority nor have they failed to disclose any fact required to be disclosed to the FDA, the EMEA or any other Regulatory Authority, and to the knowledge of the Company, no Company Partner (as defined below) has made any untrue statement of fact or fraudulent statement to the FDA, the EMEA or any other Regulatory Authority relating to the Core Product, nor to the knowledge of the Company, has any Company Partner failed to disclose any facts required to be disclosed to the FDA, the EMEA or any other Regulatory Authority relating to the Core Product.

(c)                        The Company has made available to Parent complete and accurate copies of all Regulatory Authorizations and regulatory dossiers compiled by the Company relating thereto, all serious adverse event reports, periodic adverse event reports and other pharmacoviligence reports and data, and all other material Regulatory Authority communications, documents and other information submitted by the Company to or received by the Company from the FDA, the EMEA or any equivalent Regulatory Authority, including inspection reports, warning letters and similar documents, relating to the Company, the conduct of its business, or the Core Product.

(d)                       All preclinical studies and clinical trials conducted or being conducted with respect to the Core Product by or at the direction of the Company have been and are being conducted in material compliance with the applicable requirements of Good Laboratory Practices and Good Clinical Practices and applicable regulations and guidances that relate to the conduct of clinical studies, and, the Company (1) is not aware of any failure by any Company Partner to conduct clinical studies in material compliance with such applicable requirements, regulations and guidances and (2) has not received any notifications from any institutional review board (IRB) raising any issues.  All results of studies, tests and trials related to the Core Product and conducted by or at the direction of the Company, and all other material information related to such studies, tests and trials, have been made available to Parent.

(e)                        The manufacture of products by the Company is, or, in the case of any products manufactured by a Company Partner, to the knowledge of the Company is, being conducted in material compliance with the applicable requirements of current Good Manufacturing Practices. In addition, the Company and, to the knowledge of the Company, its respective Company Partners, are in material compliance with all applicable registration and listing requirements, including, for example, those set forth in 21 U.S.C. Section 360 and 21 C.F.R. Parts 207 and 807 and all similar applicable Laws and Orders.  To the knowledge of the Company, no Product sold by the Company or held in inventory by the Company has been adulterated or misbranded.  All labeling is in compliance with FDA, EMEA and other Regulatory Authority requirements, and all advertising and promotional materials of the Company are in material compliance with FDA, EMEA and other applicable Regulatory Authority requirements.

Section 4.10                             Taxes.

(a)                       The Company has duly filed all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent that all such failures to file, taken together, have not had and are not reasonably expected to have a Company Material Adverse Effect.  The Company has paid (i) all taxes shown as due on such Tax Returns and (ii) all material Taxes otherwise due and payable, except for those Taxes (x) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements included in the Company Filed SEC Reports in accordance with GAAP.  There are no Liens for any Taxes upon the assets of the Company, other than (A) statutory Liens for Taxes not yet due and payable and (B) Liens for Taxes contested in good faith by appropriate proceedings.

(b)                       There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy currently in existence with respect to any Taxes or Tax Return of the Company.  The Company has not received notice of any claim made by a Governmental Entity in a jurisdiction where the Company does not file a Tax Return, that the Company is or may be subject to taxation by that jurisdiction.  There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company, and no power of attorney granted by the Company with respect to any Taxes is currently in force.

(c)                        The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(d)                       The Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date; (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) an election under Section 108(i) of the Code or any similar provision of state, local or foreign law or (v) any intercompany transactions or any excess loss accounts described in Treasury Regulations under Section 1502 of the Code or any similar provision of state, local or foreign law.

(e)                        The Company has not participated, within the meaning of Treasury Regulation Sections 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in Section 6111 and 6112 of the Code) in (i) any “reportable transaction” within the meaning of Sections 6011, 6662A and 6707A of the Code, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code.

(f)                         The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(g)                        The Company has not been a member of an affiliated group filing a consolidated federal income Tax Return and the Company has no liability for any amount of Taxes of any Person (other than the Company) under Treasury Regulation § 1.1502-6 (or any similar provision of any state, local or foreign law), as a transferee or successor, by contract or otherwise, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(h)                       The Company has not, since October 1, 2010, (i) changed an annual accounting period or changed any accounting method, (ii) settled any material Tax claim or assessment, or (iii) received a Tax ruling or entered into a closing agreement with any taxing authority.

(i)                           The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)                          As used in this Agreement (A) “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties,

additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties and (B) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

(k)                       The Company has granted Parent sufficient access to its stock ledger necessary for Parent to evaluate the historical application of Section 382 of the Code to the Company’s net operating losses.

Section 4.11                             Change of Control Arrangements.

(a)                       Neither the execution and delivery of this Agreement, the Offer, the consummation of the Merger or the other transactions contemplated by this Agreement nor compliance with the terms hereof will (either alone or in conjunction with any other event), except as otherwise set forth in Section 4.11(a) of the Company Disclosure Letter, (i) entitle any current or former employee, officer, director or consultant of the Company (each, a “Company Participant”) to enhanced severance or termination pay, change in control or similar payments or benefits, (ii) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any Company Participant, (iii) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Company Benefit Plan (as defined in Section 4.14(a)) or Company Benefit Agreement (as defined in Section 4.14(a)) or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement.  Section 4.11(a) of the Company Disclosure Letter sets forth (x) the Company’s reasonable, good faith estimate of the payments and the fair market value of all non-cash benefits (other than benefits pursuant to Company Common Stock held by any Company Participant that does not constitute restricted shares as of the date hereof) that may become payable or be provided to each Company Participant under the Company Benefit Plans and Company Benefit Agreements (assuming for such purpose that such individual’s employment were terminated immediately following the Effective Time as if the Effective Time were the date hereof) and (y)  the “base amount” (as defined in Section 280G(b)(3) of the Code) for each “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1), estimated as of the date of Closing.

(b)                       No Company Participant who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) is entitled to receive any additional payment (e.g., any Tax gross up or other payment) from the Company, Parent or any other Person in the event that the excise Tax required by Section 4999(a) of the Code is imposed on such disqualified individual.

Section 4.12                             Litigation.  Other than FDA and related matters, tax matters, employee benefits matters, labor and employment matters, environmental matters or intellectual property matters, which are the subjects of Sections 4.9, 4.10, 4.14, 4.15, 4.16 and 4.17, respectively:

(a)                       There is no claim, suit, action or information, administrative, arbitration or other proceeding (“Litigation”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its assets which, individually or in the aggregate, has had or, if adversely determined, would reasonably be expected to have, a Company Material Adverse Effect.

(b)                       To the knowledge of the Company, there is no investigation or indictment pending or threatened against or affecting the Company or any of its assets which, individually or in the aggregate, has had or, if adversely determined, would reasonably be expected to have, a Company Material Adverse Effect.

(c)                        There is no Order of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation by, any Governmental Entity involving the Company or any of its assets that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect.

Section 4.13                             Material Contracts.

(a)                       Except for (1) Contracts filed or listed as an exhibit to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 and (2) those Contracts set forth on Section 4.13(a) of the Company Disclosure Letter, the Company is not party to any Company Material Contract.  For the purposes of this Agreement, “Company Material Contract” shall mean the following (including any series of one or more related Contracts):

(i)                                     Any severance agreement and any employment or other Contract with an employee or former employee, officer or director of the Company providing for aggregate compensation in excess of $50,000 in any 12 month period (other than any unwritten Contract for the employment of any such employee or former employee implied at law);

(ii)                                  Except as contemplated by the budget attached as Schedule 4.13(a)(ii), any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $100,000;

(iii)                               Any Contract (A) entered into other than in the ordinary course of business containing covenants of the Company (A) to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, is less than $100,000 or (B) containing covenants of the Company not to (or otherwise restricting or limiting the ability of the Company to) compete in any line of business or geographic or therapeutic area, including any covenant not to compete with respect to the manufacture, marketing, distribution or sale of any product or product line;

(iv)                              Any Contract requiring aggregate future payments or expenditures and relating to Cleanup, abatement, remediation or similar actions in connection with environmental liabilities;

(v)                                 Any license, royalty Contract or other Contract with respect to (i) material Company IP relating to Core Products to which the Company is a party that grants, assigns or otherwise transfers to any Person, or restricts the use or registration of, any material rights (including any licenses, assignments, consents to use or register, options or rights of negotiation), title or interest in or to such Intellectual Property or (ii) Intellectual Property which, pursuant to the terms thereof, requires, or may require upon the occurrence of certain events, future material payments by the Company;

(vi)                              Any Contract pursuant to which the Company is required to (with or without the satisfaction of any conditions), or obtains or grants any material rights (including any options or rights of negotiation) to, undertake the development or commercialization of any pharmaceutical product or technology, or any material interest therein;

(vii)                           Any Contract pursuant to which the Company has entered into a partnership or joint venture with any other Person (other than the Company);

(viii)                        Any indenture, mortgage, loan or credit Contract under which the Company has outstanding indebtedness in a principal amount in excess of $100,000 or any outstanding note, bond, indenture or other evidence of Indebtedness in a principal amount in excess of $100,000 for borrowed money or otherwise, or guaranteed outstanding indebtedness for money borrowed by others;

(ix)                              Any Contract under which the Company is (A) a lessee of real property, (B) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person or entity, (C) a lessor of real property, or (D) a lessor of any tangible personal property owned by the Company, in any case referred to in clauses (B) or (D) only which requires future annual payments in excess of $100,000;

(x)                                 Any Contract under which the Company is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires future payments by the Company in excess of $50,000 per annum, except any such Contract that can be cancelled by the Company without penalty and without more than 90 days’ notice;

(xi)                              Any Contract which requires payments by the Company in excess of $50,000 upon a change of control of the Company;

(xii)                           Any Contract relating to the acquisition or disposition of any business or any material assets other than in the ordinary course of business (whether by merger, sale of stock or assets or otherwise); and

(xiii)                        Any Contract entered into other than in the ordinary course of business that (A) involves aggregate payments by or to the Company in excess of $100,000 per annum, other than a purchase or sales order or other Contract entered into in the ordinary course of business consistent with past practice or (B) by its terms does not terminate within one year after the date of such Contract and is not cancelable during such period without penalty or without payment.

To the knowledge of the Company, all Company Material Contracts are valid and in full force and effect and, to the knowledge of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (x) they have previously expired or terminated in accordance with their terms, and (y) any failures to be in full force and effect which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.  Neither the Company nor, to the knowledge of the Company, any counterparty to any Company Material Contract has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations or defaults which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.  The Company has no knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to any Company Material Contract which has had or is reasonably expected to have a Company Material Adverse Effect.  The Company (i) is not a party to any voting agreement with respect to the voting of any securities of the Company or (ii) has no contractual obligation to file a registration statement under the Securities Act, in respect of any securities of the Company.

Section 4.14                             Employee Benefit Plans.

(a)                       Section 4.14(a)(i) of the Company Disclosure Letter sets forth a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (sometimes referred to individually as a “Company Pension Plan” and collectively as the “Company Pension Plans”), all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) (sometimes referred to individually as a “Company Welfare Plan” and collectively as the “Company Welfare Plans”), and each material vacation or paid time off, severance, termination, retention, change in control, employment, incentive compensation, performance, profit sharing, stock-based, stock-related, stock option, fringe benefit, perquisite, stock purchase, stock ownership, phantom stock and deferred compensation plan, arrangement, agreement and understanding and other compensation, benefit and fringe benefit plans, arrangements, agreements and understandings (whether or not legally binding), sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to, by the Company or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (each, a “Commonly Controlled Entity”), in each case, providing benefits to any Company Participant, but not including the Company Benefit Agreements (all such plans, arrangements, agreements and understandings, including any such plan, arrangement, agreement or understanding entered into or adopted on or after the date of this Agreement, collectively, “Company Benefit Plans”).  Section 4.14(a)(ii) of the Company Disclosure Letter sets forth a list of (i) each employment, deferred compensation, change in control, severance, termination, employee benefit, loan or indemnification agreement between the Company and any Company Participant and (ii) each contract between the Company and any Company Participant (all such contracts under the foregoing clauses (i) and (ii), including any contract which is entered into on or after the date of this Agreement, collectively, “Company Benefit Agreements”).

(b)                       The Company has made available to Parent true and complete copies of (i) each Company Benefit Plan and each Company Benefit Agreement (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a written summary of the material provisions of such plan or agreement) in effect on the date hereof, (ii) the most recent report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan in effect on the date hereof, to the extent any such report was required by applicable Law, (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required by applicable Law and (iv) each currently effective trust agreement or other funding vehicle relating to any Company Benefit Plan.  Neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability under, any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or is a plan described in Section 3(40) of ERISA or Section 413 of the Code.  With respect to any Company Welfare Plan or any Company Benefit Agreement that is an employee welfare benefit plan, (A) no such Company Welfare Plan or Company Benefit Agreement is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (B) each such Company Welfare Plan and Company Benefit Agreement that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law and (C) to the knowledge of the Company, each such Company Welfare Plan and Company Benefit Agreement (including any such plan or agreement covering retirees or other former employees) may be amended or terminated without material liability to the Company on or at any time after the Effective Time.  No Company Welfare Plan or Company Benefit Agreement that is an employee welfare benefit plan as defined under ERISA Section 3(1) provides benefits to, or on behalf of, any former employee after the termination of employment except (1) where the full cost of such benefit is borne entirely by the former employee (or his eligible dependents or beneficiaries) or (2) where the benefit is required by Section 4980B of the Code.

(c)                        To the knowledge of the Company, (i) each Company Benefit Plan and Company Benefit Agreement has been administered in all material respects in accordance with its terms and with all applicable Laws, including ERISA and the Code; (ii) all material contributions, including participant contributions, and benefit payments required under each Company Benefit Plan and Company Benefit Agreement have been made in full on a timely and proper basis pursuant to the terms of such plan or agreement and applicable Law; (iii) no

Company Participant has received any payment or benefit from the Company that would be nondeductible pursuant to Section 162(m) of the Code or any other applicable Law; (iv) each Company Pension Plan that is intended to comply with the provisions of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service or an application therefor with respect to all material and applicable Tax law changes to the effect that such Company Pension Plan currently is qualified and exempt from income Taxes under Section 401(a) of the Code and the trust relating to such plan is exempt from income Taxes under Section 501(a) of the Code, and, to the knowledge of the Company, no such determination letter has been revoked and, to the knowledge of the Company, revocation has not been threatened, and, to the knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that is reasonably expected to affect the qualification of such Company Pension Plan adversely or materially increase the costs relating thereto or require security under Section 307 of ERISA; (v) the Company has made available to Parent a copy of the most recent determination letter received with respect to each Company Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter and a complete and accurate list of all amendments to any Company Pension Plan in effect as of the date hereof as to which a favorable determination letter has not yet been received; (vi) there are no understandings, agreements or undertakings, written or oral, with any Person (other than pursuant to the express terms of the applicable Company Benefit Plan or Company Benefit Agreement) that are (pursuant to any such understandings, agreements or undertakings) reasonably expected to result in any material liabilities if such Company Benefit Plan or Company Benefit Agreement were amended or terminated upon or at any time after the Effective Time or that would prevent any unilateral action by the Company (or, after the Effective Time, Parent) to effect such amendment or termination; (vii) only officers, directors and employees of the Company are eligible for compensation or benefits under the terms of each Company Benefit Plan and Company Benefit Agreements, and, to the knowledge of the Company, each individual who is classified by the Company as an “employee” or as an “independent contractor” is properly so classified; (viii) except as set forth in Section 4.14(b) of the Company Disclosure Letter, notwithstanding any oral or written representation to the contrary, no Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto; and (ix) there are no pending or threatened material claims involving any Company Benefit Plan or Company Benefit Agreement (other than routine claims for benefits).

(d)                       To the knowledge of the Company, each Company Benefit Plan and each Company Benefit Agreement for the benefit of any employee, officer or director of the Company that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in material compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code and (ii)(A) the Final Regulations issued thereunder or (B) Internal Revenue Service Notice 2005-1 (clauses (i) and (ii), together, the “409A Authorities”), and the Company has used its reasonable best efforts to amend each Nonqualified Deferred Compensation Plan to the extent required to comply with the 409A Authorities.

Section 4.15                             Labor and Employment Matters.

(a)                       The Company is neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements or any other labor-related agreements that pertain to any of the employees of the Company; and no employees of the Company are represented by any labor organization with respect to their employment with the Company.

(b)                       No labor union, labor organization, works council, or group of employees of the Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  The Company has no knowledge of any labor union organizing activities with respect to any employees of the Company.

(c)                        From January 1, 2008 to the date of this Agreement, there has been no actual or, to the knowledge of the Company, threatened material labor arbitrations, material grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company.

(d)                       The Company is in compliance in all material respects with all applicable laws respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)                        The Company is not delinquent in any material respect in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid, except where such delinquency would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)                         To the knowledge of the Company, no employee of the Company is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or (ii) to the knowledge or use of trade secrets or proprietary information, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)                        The Company has no knowledge that any of the individuals at or above the level of Vice President intends to terminate his or her employment with effect on or before the Closing.

Section 4.16                             Environmental Matters.

(a)                       The Company has been at all times and is in compliance with all applicable Environmental Laws, including possessing all Environmental Permits required for its operations under applicable Environmental Laws, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  To the extent that any applicable Environmental Law requires the Company to have filed applications to renew any such Environmental Permits, the Company has filed such applications in accordance with the time periods set forth in such Environmental Law in order to allow continued operation in accordance with the terms of such Environmental Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                       There is no pending or, to the knowledge of the Company, threatened claim, lawsuit or administrative proceeding against the Company under or pursuant to any Environmental Law that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure under applicable securities laws.

(c)                        The Company has not received written notice from any Person, including any Governmental Entity, alleging that the Company has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, except with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company has not received any written requests for information from any Person, including any Governmental Entity, with respect to any matter that could result in liability pursuant to any Environmental Law, including written requests for information pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), except with respect to such matters that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d)                       The Company is not a party or subject to any administrative or judicial order or decree pursuant to the Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(e)                        With respect to real property currently or formerly owned, leased or operated by the Company, to the knowledge of the Company, there have been no Releases of Hazardous Substances on or underneath any of such real property that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(f)                         The transactions contemplated by this Agreement will not require any filing or other action under any so-called “transaction-triggered” Environmental Laws, including the New Jersey Industrial Site Recovery Act and the Connecticut Transfer Act.

(g)                        To the knowledge of the Company, there are presently no conditions or circumstances that would be reasonably likely to require the Company to incur expenditures or conduct any Cleanup under any current Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.17                             Intellectual Property.

(a)                       Set forth in Section 4.17(a) to the Company Disclosure Letter is a true and complete list of all (i) patents and patent applications, trademarks and service marks and all applications and registrations therefor, all Internet domain names and copyrights included in the Company Owned IP and (ii) patents, patent applications, trademarks and service marks included in the Company Licensed IP.

(b)                       The Company has an unrestricted and exclusive ownership interest in all Company Owned IP (in each case, free and clear of any Liens) and is listed in the records of the appropriate United States, foreign or other registry as the sole and exclusive current owner of record for each application and registration included in the Company Owned IP.  Other than with respect to the Products other than the Core Product, the Company IP includes all Intellectual Property, and the Company’s rights in and to such Company IP include all Intellectual Property rights, used or otherwise exploited in or necessary for the conduct of the business of the Company as currently conducted.  No academic institution or Governmental Entity has any right, title or interest in or to any Company Owned IP (including any “march in” rights) or any Intellectual Property included in Section 4.17(a) of the Company Disclosure Letter.  The Company has taken commercially reasonable efforts, or contractually requires the Company Partners in those jurisdictions where the Core Product is marketed or sold solely through Company Partners to take commercially reasonable efforts, to make appropriate submissions of the Company IP to the FDA’s “Orange Book” and all equivalent documents maintained by the EMEA or any other Regulatory Authority for jurisdictions in which the Company sells, markets or authorizes the sale or marketing of the Core Product.

(c)                        To the knowledge of the Company, the Contracts under which the Company has been granted rights in any Intellectual Property owned or controlled by a third Person are valid and legally enforceable, and free and clear of all Liens.  The Company is not in breach of, and during the past six years has not breached, any of the foregoing Contracts.  The Company has provided Parent with access to true and complete copies of all Contracts under which the Company has obtained or granted any rights, title or interests in or to, or which by their terms expressly restrict the Company with respect to any Intellectual Property (each, an “IP Contract”) related to any or all of the Products, other than standard license agreements for commercially-available, off-the-shelf software.  The Company has the exclusive right to develop, commercialize, manufacture, market, sell, import and otherwise exploit the Core Product and the Company has not granted, assigned or otherwise transferred to any Person any right, title or interest in or to any Core Product or Core Product IP.

(d)                       To the knowledge of the Company, no Person, during the past six years, has misappropriated, infringed, diluted, or otherwise violated, either directly or indirectly, any Company IP, nor is any Person currently doing so.  No Litigation has been brought or threatened against any Person during the past six years, with respect to any Company IP by the Company or, with respect to any or all of the Core Product IP and to the knowledge of the

Company, by any of its licensors during the past six years and, to the knowledge of the Company, there is no basis for any Litigation regarding any of the foregoing.

(e)                        (i) There has not been any Litigation during the past six years with respect to any Company IP, to the knowledge of the Company there is no pending or threatened Litigation (A) alleging misappropriation, infringement, dilution or other violation by the Company of any Intellectual Property of any Person, (B) challenging the Company’s ownership or use of, or the registrability or maintenance of, any Company Owned IP, (C) challenging the validity or enforceability of any Company Owned IP, (D) alleging that the use by the Company of Company Licensed IP is in breach of any applicable grant, license, agreement, instrument or other arrangement pursuant to which the Company or any Affiliate acquired the right to use such Intellectual Property, or (E) alleging misuse or antitrust violations arising from the use or other exploitation of any Intellectual Property, and (ii) with respect to (1) the Core Product and (2) any other material Company IP, to the knowledge of the Company, there is no reasonable basis for any Litigation regarding any of the foregoing in (i)(A), (i)(B), (i)(C), (i)(D) or (i)(E); no Company IP has been or is being used or enforced by the Company or, with respect to any or all of the Core Product IP, by any of its licensors, in a manner that, individually or in the aggregate, is reasonably likely to result in the cancellation, invalidity or unenforceability of such Intellectual Property.

(f)                         All patents and patent applications, trademark registrations and applications and all other applications, registrations and filings under the Company IP (i) meet all material applicable requirements for obtaining a patent, trademark registration or other Intellectual Property registration, including any applicable disclosure requirements, (ii) are subsisting, in full force and effect, (iii) are valid and enforceable, (iv) have not expired, been cancelled or abandoned, and (v) have had paid in a timely manner all registration, maintenance and renewal fees necessary to preserve the rights of the Company in connection with such Intellectual Property.

(g)                        The Company has taken all commercially reasonable measures to obtain patent rights worldwide, to the extent commercially reasonable to do so, under Company Owned IP and Company Licensed IP as to which they have the necessary prosecution rights, and, to the knowledge of the Company, have not forfeited or otherwise lost any right to file any material patent applications or obtain any material patents in any country in North America or those countries in Europe or Asia in which the Company has the necessary prosecution rights and where the Company or Company Partners market, sell, manufacture, develop or distribute the Core Product, such as by failing to meet any filing deadline or otherwise; the Company has no reason to believe that the scope of any issued claims under any patents under the Company IP should be less than the scope reflected as of the date hereof in such patents or that the scope of any allowed claims under any patent applications under the Company IP will or should be materially less than the scope reflected as of the date hereof in such patent applications.

(h)                       The Company has not granted any Person any right to control the prosecution or registration of any Product or to bring, defend or otherwise control any Litigations with respect to any Product, except as expressly permitted under an IP Contract.

(i)                           The Company has not entered into and is not subject to any consents, judgments, orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements in connection with the resolution of any disputes or Litigation that (i) restricts the Company with respect to any material Intellectual Property, (ii) restricts the Company’s businesses in any material manner in order to accommodate any Person’s Intellectual Property, or (iii) permits any Person to use any material Company IP except as expressly permitted under an IP Contract.

(j)                          The Company has implemented reasonable measures to maintain the confidentiality of the trade secrets and other proprietary information under the Company IP.  No current or former employee or contractor of the Company owns any right, title or interest in or to any of the Company Owned IP.  To the knowledge of the Company, there has not been any disclosure of any material confidential information of the Company (including any such information of any other Person disclosed in confidence to the Company) to any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information.  The Company has complied in all material respects with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personally identifiable information.

Section 4.18                             Real Property.

(a)                       The Company does not own any real property.

(b)                       With respect to the real property identified as being leased or subleased by the Company in Section 4.18(b) of the Company Disclosure Letter (which real property constitutes all of the real property leased or subleased as of the date hereof by the Company for leases having an outstanding term of 12 months or more), (i) each lease or sublease for such property (each, a “Lease”), true, correct and complete copies of which (including any amendments thereto) have been made available to Parent, is, to the knowledge of the Company, a valid leasehold, sublease interest or comparable right, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction, and is in full force and effect, unamended by oral or written agreement, (ii) the Company is not in material breach of or default under any Lease and, to the knowledge of the Company, no event has occurred which, with the giving of notice or lapse of time, or both, would constitute a breach of or default under any Lease that has had or would reasonably be expected to have a Company Material Adverse Effect, (iii) to the knowledge of the Company, no third party has repudiated or has the right to terminate or repudiate any Lease except in accordance with its terms or with respect to the normal exercise of remedies in connection with any defaults thereunder or in accordance with any termination rights set out therein, (iv) to the knowledge of the Company, no counterparty to any Lease is in material default thereunder, and (v) no consent by the landlord under any Lease is required in connection with the consummation of the transaction contemplated herein except for those identified in Section 4.18(b) of the Company Disclosure Letter.

Section 4.19                             Stockholders’ Rights Agreement.  The Company has not adopted, and does not intend to adopt, a stockholders’ rights agreement or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares or any other equity or debt securities of the Company.

Section 4.20                             Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than MTS Health Partners, L.P., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.  The Company has furnished to Parent a true and complete copy of all agreements between the Company and MTS Health Partners, L.P. relating to the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 4.21                             Manufacturing Capacity.  The Company’s manufacturing capacity to produce the Core Product is no less than 500,000 units of the Core Product per year.

Section 4.22                             Insurance.  The Company has delivered to Parent prior to the date hereof a list that is true and complete in all material respects of all material insurance policies in force naming the Company or employees thereof as an insured or beneficiary or as a loss payable payee or for which the Company has paid or is obligated to pay all or part of the premiums.  Except as has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and the Company has not received, as of the date hereof, written notice of any pending or threatened cancellation or premium increase (retroactive or otherwise) with respect thereto.  The Company is in compliance with all conditions contained in such insurance policies, except where the failure to so comply has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to the Company as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except as disclosed in the Parent SEC Reports (as defined in Section 5.6(a))) on or prior to the date hereof (and without regard to any amendment thereto filed after the date of this Agreement).

Section 5.1                                    Organization and Good Standing.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.  Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Merger Sub.  Merger Sub was formed at the direction of Parent solely for the purposes of effecting the Merger and the other transactions contemplated hereby.

Section 5.2                                    Authority.

(a)                       Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Offer, the Merger and the other transactions contemplated hereby and thereby.  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of each of Parent or Merger Sub, respectively, are necessary to authorize this Agreement and the Transaction Agreements to which it is a party or to consummate the Offer or the Merger or the other transactions contemplated hereby and thereby (other than the filing and recordation of appropriate merger documents as required by the DGCL).  Each of this Agreement and the other Transaction Agreements to which it is a party has been, or prior to the Effective Time will be, duly executed and delivered by each of Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes, or prior to the Effective Time will constitute, a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

(b)                                 The Parent Board, at a meeting duly called and held duly and unanimously adopted resolutions approving this Agreement and the other Transaction Agreements, the Offer, the Merger and the other transactions contemplated by this Agreement.

(c)                                  The Merger Sub Board, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Merger Sub and its stockholders and (iii) recommending that Parent, as the sole stockholder of Merger Sub, approve and adopt this Agreement and the Merger.

(d)                                 Parent, in its capacity as sole stockholder of Merger Sub, has unanimously approved and adopted this Agreement and the Merger.

Section 5.3                                    No Conflict.  The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement and the Transaction Agreements to which it is a party by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby and thereby will not (a) conflict with or violate (i) the Certificate of Incorporation of Parent or the Bylaws of Parent or (ii) the Certificate of Incorporation of Merger Sub or the Bylaws of Merger Sub, (b) subject to Section 5.4, conflict with or violate any Law or any Order or any rule or regulation of any securities exchange on which Parent’s common stock is listed for trading, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any property or asset of any of them is bound or affected except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4                                    Required Filings and Consents.  The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Agreements to which it is a party do not, and the performance by each of Parent and Merger Sub of this Agreement and the Transaction Agreements to which it is a party will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity, except for (i) applicable requirements, if any, of (A) the Exchange Act, including the filing with the SEC of the Schedule TO, (B) state securities or “blue sky” laws, (C) the DGCL to file the Certificate of Merger or other appropriate documentation and (D) Nasdaq, (ii) those required by the HSR Act, (iii) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (iv) the filing of customary applications and notices, as applicable, with the FDA, the EMEA or any other Regulatory Authority.

Section 5.5                                    Compliance; Regulatory Compliance.  Parent (a) has been operated at all times in compliance with all Laws and Orders applicable to Parent or by which any property, business or asset of Parent is bound or affected and (b) is not in default or violation of any governmental licenses, permits or franchises to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected other than, in the case of clauses (a) and (b) above, failures to comply, defaults or violations which do not have and are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has not received any written communication during the past two years from a Governmental Entity that alleges that Parent is not in compliance in any material respect with any applicable Law or Order other than any noncompliance that has not had and is not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.6                                    SEC Filings; Financial Statements.

(a)                       Parent has filed all forms, reports, statements and documents required to be filed with the SEC since December 31, 2010 (the “Parent SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act and the rules and regulations thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Parent SEC Report filed or furnished to the SEC by Parent, and in either case, publicly available prior to the date hereof (each, a “Parent Filed SEC Report”). None of the Parent SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed or currently contains, and any Parent SEC Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Parent Filed SEC Report.

(b)                       Except to the extent updated, amended, restated or corrected by a subsequent Parent Filed SEC Report, all of the financial statements included in the Parent SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Parent Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect). The consolidated balance sheets (including the related notes) included in such Parent Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Parent Filed SEC Report) fairly present, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Parent Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Parent Filed SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of Parent and the Parent Subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7                                    Absence of Certain Changes or Events.  Except as contemplated by this Agreement, since the date of the most recent audited financial statements included in the Parent SEC Reports and through the date hereof, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects and there has not been any event or occurrence of any condition that has had or is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8                                    Litigation.  There is no Litigation pending or, to the knowledge of Parent, threatened against or affecting Parent or any Subsidiary of Parent or any of their respective assets which, if adversely determined, individually or in the aggregate, has had or is reasonably expected to have a Parent Material Adverse Effect.

Section 5.9                                    Financing.  Parent has cash available or has existing borrowing facilities that, together with the cash of the Company, are sufficient to enable it to pay the cash portion of the Merger Consideration payable as required by this Agreement and to otherwise consummate the transactions contemplated by this Agreement.

Section 5.10                             Section 203 Matters.

(a)                       Prior to the meeting at which the Company’s Board of Directors took the actions contemplated by Section 1.2(a), neither Parent nor Merger Sub was an “interested stockholder” as defined in Section 203 of the DGCL.

(b)                       Prior to the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized or permitted any Representatives of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

Section 5.11                             Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 5.12                             No Additional Representations.  Parent acknowledges that neither the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives except as expressly set forth in Article IV (subject to the exceptions referred to in the Company Disclosure Letter and the Company SEC Reports), and absent fraud, neither the Company nor any other Person shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, including any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the “data room,” other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, and subject to the representations and warranties in Article IV, the Company makes no representation or warranty to Parent with respect to any financial projection or forecast relating to the Company, whether or not included in any management presentation.

ARTICLE VI

COVENANTS

Section 6.1                                    Conduct of Company’s Business Pending the Merger.

(a)                       From the date of this Agreement until the earlier of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a) and (ii) the Effective Time, except as otherwise consented to by Parent in writing (including by electronic mail) (such consent not to be unreasonably withheld or delayed), and except as otherwise explicitly required by this Agreement, (A) the Company shall conduct business only in, and the Company shall not take any action except in, the ordinary course of business consistent with past practice and (B) the Company shall use its reasonable best efforts: to preserve intact its business organizations, to preserve its assets and properties in good repair and condition, to keep available the services of its current officers and employees and to preserve, in all material respects, the current relationships of the Company with customers, suppliers, licensors, licensees, distributors and other Persons with which the Company has business dealings.

(b)                       Without limiting the generality of the foregoing, except as set forth in Section 6.1(b) of the Company Disclosure Letter or as otherwise explicitly required by this Agreement, from the date of this Agreement until the earlier of (1) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a) and (2), except as otherwise consented to by Parent in writing (including by electronic mail) (such consent not to be unreasonably withheld or delayed), the Company shall not:

(i)             amend the Company Organizational Documents;

(ii)          declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock;

(iii)       subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iv)      repurchase, redeem or otherwise acquire any shares of its capital stock or any Company Stock Rights, other than in connection with (A) the exercise, forfeiture or expiration of outstanding Company Options, restricted stock awards or restricted stock units and (B) the withholding of shares of Company Common Stock to satisfy Tax obligations or the exercise price with respect to the exercise of Company Options pursuant to any obligations contained in the Company Stock Plans;

(v)         issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale, or otherwise encumber, any shares of its capital stock or any Company Stock Rights, other than (A) the issuance of shares upon the exercise of Company Options or warrants, in each case outstanding on the date of this Agreement in accordance with their present terms and (B) the issuance of stock options and shares of capital stock to newly hired employees (the hiring of whom is otherwise permissible pursuant to the terms of this Agreement) in the ordinary course of business under the Company Stock Plans in existence as of the date hereof;

(vi)      create, assume or incur any indebtedness for borrowed money or guaranty any such indebtedness of another Person, or repay, redeem or repurchase any such indebtedness other than (A) repayment of indebtedness in accordance with the terms thereof, (B) in respect of indebtedness having a principal amount of less than $2,400,000, if (x) the Company provides written notice to Parent that the Company intends to incur debt to fund the operations of the Company, which notice shall specify the principal amount of debt and the terms and conditions thereof, including term and interest rate (the “Loan Notice”) and (y) the Parent refuses to fund such debt in such amounts and on such terms and conditions within ten (10) business days of receiving the Loan Notice (it being understood that if Parent agrees to fund such debt in such amounts and on such terms and conditions, the Company shall incur such debt from Parent and not from a third party), the incurrence of indebtedness to fund the operations of the Company through the Outside Date in an amount and on terms and conditions that are not materially different from the amount and terms and conditions specified in any Loan Notice, and (C) pursuant to a request by the Company to Parent for indebtedness substantially on the terms set forth on Exhibit C (it being understood that following any request made pursuant to this clause (C), the Company and Parent shall use their respective commercially reasonable efforts to agree to definitive documentation for such indebtedness within ten business days, provided, that in the event that such definitive documentation for such indebtedness is not agreed and executed within such ten business days the Company shall have the right to terminate this Agreement pursuant to Section 8.1(i));

(vii)                                                   make any loans, advances or capital contributions to, or any investments in, any other Person;

(viii)                                                (A)  sell, assign, lease, license, sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any assets or properties that are material, individually or in the aggregate, to the Company, taken as a whole, or (B) enter into, modify or amend any lease of property, except for modifications or amendments that are not adverse to the Surviving Corporation;

(ix)      directly or indirectly acquire (A) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (B) any material assets;

(x)         implement or adopt any material change in its accounting policies other than as may be required by applicable Law or GAAP and as concurred with by the Company’s independent auditors;

(xi)      except to the minimum extent required in order to comply with applicable Law: (A) amend any of the terms or conditions of employment for any of its directors or officers, (B) adopt, enter into, terminate or amend any Company Benefit Plan, Company Benefit Agreement or collective bargaining agreement, other than amendments that are immaterial or administrative in nature, (C) increase in any manner the compensation or benefits of, or pay any bonus to, any Company Participant, other than annual salary increases and bonuses to be paid to Company employees in the ordinary course of business consistent with past practice, and in no event shall the aggregate annual bonuses paid to Company employees for calendar year 2013 exceed the maximum possible amounts as set forth on Section 4.11(a) of the Company Disclosure Letter, (D) grant any awards under any Company Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units or other stock-based or stock-related awards) except grants to employees who are not officers or directors of the Company in the ordinary course of business consistent with past practices, including with respect to amounts, not to exceed 1,000 shares in the aggregate or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement on any awards made thereunder, (E) take any action to accelerate the vesting or payment of any compensation or benefits under any contract, Company Benefit Plan or Company Benefit Agreement (except to the extent provided for under any Company Benefit Plans or Company Benefit Agreements in existence as of the date hereof) or (F) make any material determination under any Company Benefit Plan or Company Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(xii)                                                   modify or amend in any material respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Company Material Contract or enter into any agreement or contract that would qualify as a Company Material Contract;

(xiii)                                                enter into any material Contract relating to the development or commercialization of any Product or pharmaceutical product, including licensing, development, manufacturing, co-development, marketing or co-marketing agreements, other than commercial manufacturing and supply agreements in forms substantially similar to those previously provided to Parent with the counterparties set forth in Section 6.1(b)(xiii) of the Company Disclosure Letter, it being understood that the Company shall provide a true, correct and complete copy of any such commercial manufacturing and supply agreement to Parent contemporaneously with its execution;

(xiv)                                               pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business, including pursuant to existing indemnification agreements with officers and directors) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any Affiliate or Associate of any of its officers or directors;

(xv)                                                  form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof or enter into any new line of business that is material to Company, taken as a whole;

(xvi)                                               (A)  make or change any Tax election or change any method of Tax accounting, or (B) other than in the ordinary course of business, amend any material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax or surrender any right to claim a refund for a material amount of Tax;

(xvii)                                            (A)  pay, discharge, settle or satisfy any claims, Litigation, Liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities: (1) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the Company SEC Reports or (2) incurred in the ordinary course of business consistent with past practice or, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(xviii)                                         Except as contemplated by the budget attached as Schedule 4.13(a)(ii), make or agree to make any new capital expenditure or expenditures which, individually, are in excess of $250,000 or, in the aggregate, are in excess of $500,000;

(xix)                                               fail to take any action necessary or advisable to protect or maintain the Company Owned IP (to the extent that necessary prosecution rights are held by the Company) that is material to the conduct of the business of the Company as currently conducted and planned by the Company to be conducted, including the prosecution of all pending applications for patents and trademarks, the filing of any documents or other information or the payment of any maintenance or other fees related thereto;

(xx)                                                  create or acquire any Subsidiaries; or

(xxi)                                               authorize, or commit or agree to take, any of the foregoing actions.

Section 6.2                                    Access to Information; Confidentiality.  Subject to the confidentiality agreement between Endo Pharmaceuticals Inc. and the Company, dated June 7, 2010 (the “Confidentiality Agreement”) and applicable Law, the Company shall afford to Parent and its officers, employees, accountants, counsel, financial advisors and other Representatives, full access at all reasonable times on reasonable notice during the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1 to all their properties, books, contracts, commitments, personnel and records, including for the purpose of conducting Phase I environmental site assessments (provided, that such access shall not unreasonably interfere with the business or operations of the Company) and, during such period, the Company shall furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and (b) all other information concerning its business, properties, litigation matters, personnel and environmental compliance and property condition as Parent may reasonably request; provided, that nothing in this Section 6.2 shall require the Company to provide any access, or to disclose any information, if permitting such access or disclosing such information would (x) violate applicable Law, (y) violate any of its obligations with respect to confidentiality (provided, that the Company shall, upon the request of Parent, use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure), or (z) result in the loss of attorney-client privilege (provided, that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege).  In addition, the Company and its officers and employees shall reasonably cooperate with Parent in Parent’s efforts to comply with the rules and regulations affecting public companies, including the Sarbanes-Oxley Act.  No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.  All information provided pursuant to this Section 6.2 shall be subject to the terms of the Confidentiality Agreement.

Section 6.3                                    Notification of Certain Matters; Regulatory Communications.

(a)                       Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to “materiality”, “Company Material Adverse Effect” or “Parent Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Offer Closing or (b) any material failure of Parent and Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.  In addition, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or which would be reasonably likely to result in the failure of any of the conditions set forth in Annex A to be satisfied.  Notwithstanding the above, the delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Offer or the Merger.

(b)                       The Company: (i) shall keep Parent promptly informed of (A) any communication (written or oral) with or from the FDA, EMEA and any other Regulatory Authority and (B) any material communications (written or oral) received from any Person relating to the Company IP and (ii) shall not make any submissions to, or have discussions with, the FDA, EMEA and any other Regulatory Authority without prior disclosure to Parent of the details of such communications or submissions.  Parent shall keep the Company informed on a periodic basis of any material communications from the FDA, EMEA, the National Institutes of

Health, the Medical Research Council (UK) and any other Regulatory Authority relating to any of the Products.

Section 6.4                                    Antitrust Filings; Reasonable Best Efforts.

(a)                       In the event that Parent determines, in good faith, that any filing would be necessary under the HSR Act or any Competition Laws, as the case may be, Parent shall promptly notify the Company of such determination and each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable (but in no event later than five business days) after the date of such notification, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under Competition Laws relating to the transactions contemplated hereby.  “Competition Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.  Each party shall use its reasonable best efforts to respond at the earliest practicable date to any formal or informal requests for additional information made by the United States Federal Trade Commission, United States Department of Justice or any other Governmental Entities in connection with the transactions contemplated by this Agreement, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Entity.  Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice.  The Company shall give Parent reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Entity regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of Parent in connection with, any proposed communication, understanding or agreement with any Governmental Entity with respect to the transactions contemplated by the Agreement.  The Company shall not independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any filings or inquiry without giving Parent prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend and/or participate.  The Company will consult and cooperate with Parent in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law.  Parent shall notify the Company of any communication with any Governmental Entity to the extent related to the Competition Laws as applicable to the transactions contemplated hereunder.  Without limiting the foregoing, the Company and Parent shall each use its reasonable best efforts: (x)  to avoid the entry of any judgment that would restrain, prevent or delay the Closing; (y) to eliminate every impediment under any Competition Law that may be asserted by any Governmental Entity so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date (as defined herein)); and (z) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

(b)                       Subject to Section 6.4(c), each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Entities and the making of all other necessary registrations and filings (including filings with Governmental Entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Offer or the Merger that are necessary to consummate the Offer, the Merger and the transactions contemplated by this Agreement, (iii) the preparation of any documents that may be required to be filed with the SEC, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, and (v) the providing of all such information concerning such party, its subsidiaries, its Affiliates and its subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in Section 6.4(a) or this Section 6.4(b).  Each of Parent and the Company agrees that it will use its reasonable best efforts to obtain each of the consents or provide each of the notices, as applicable, prior to the Offer Closing, that are listed in Section 6.4(b) of the Company Disclosure Letter.

(c)                        Notwithstanding anything to the contrary in this Section 6.4, neither Parent nor the Company shall be required in order to resolve any objections asserted under Competition Laws by any Governmental Entity with respect to the transactions contemplated by this Agreement to divest any of its businesses, product lines or assets, or take or agree to take any other action or agree to any limitation or restriction.

Section 6.5                                    No Solicitation; Company Board Recommendation.

(a)                       The Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which is reasonably expected to, facilitate, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate with, any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal.  The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished to any such Person. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the Company Board determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal, and which Company Takeover Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 6.5(a), the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with this Section 6.5(a) and Section 6.5(c) and after giving Parent written notice of such determination, (x) furnish information with respect to the Company to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which agreement shall include a customary “standstill” or similar covenant) not less restrictive of such Person than the Confidentiality Agreement and containing provisions allowing necessary disclosures to Parent pursuant to Section 6.5(c) hereof; provided that (1) all such information has previously been provided to Parent or is provided to Parent prior to the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for the Company to comply with the terms of this Agreement, including Section 6.5(b) and Section 6.5(c), and (y) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.5(a) by any Representative or Affiliate of the Company shall be deemed to be a breach of this Section 6.5(a) by the Company.  Notwithstanding the foregoing, the Company’s release or waiver of any “standstill” agreement to which it is a party shall not violate this Section 6.5; provided that the Company shall advise Parent orally and in writing no later than 24 hours prior to any such release or waiver that the Company shall enter into such release or waiver.

The term “Company Takeover Proposal” means any inquiry, proposal or offer from any Person relating to, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of any Product or of assets or businesses that constitute 15% or more of the revenues, net income, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or the assets of the Company, taken as a whole, or 15% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company pursuant to which any Person or the stockholders of any Person would own 15% or more of any class of equity securities of the Company or of any resulting parent company of the Company, other than the transactions contemplated by this Agreement.

The term “Superior Proposal” means a bona fide Company Takeover Proposal (provided, that for purposes of this definition references to 15% in the definition of “Company Takeover Proposal” shall be deemed to be references to 50%) which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and this Agreement (including any changes to the terms of the Offer and this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(b)                       Neither the Company Board nor any committee thereof shall, (i) (A) withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 6.5(a) pursuant to and in accordance with the limitations set forth therein).  Notwithstanding the foregoing, at any time prior to the Offer Closing Date, the Company Board may make a Company Adverse Recommendation Change if a majority of the Company Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no such Company Adverse Recommendation Change may be made until after the second business day following Parent’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that (x) any amendment to any material term of such Superior Proposal or (y) with respect to any previous Company Adverse Recommendation Change, any material change in the principal stated rationale by the Company Board for such previous Company Adverse Recommendation Change, shall, in the case of either (x) or (y), require a new Company Notice of Adverse Recommendation promptly (and in any case within 24 hours), at which point a new two business day-period shall commence).  In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to a Company Notice of Adverse Recommendation or otherwise.

(c)                        In addition to the obligations of the Company set forth in Section 6.5(a) and Section 6.5(b), (i) the Company shall promptly advise Parent orally and in writing (and in any case within 24 hours) of any Company Takeover Proposal or any inquiry that is reasonably expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry and (ii) the Company shall (A) keep Parent fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company from any Person that describes any of the terms or conditions of any Company Takeover Proposal or inquiry.  In addition, during the period from the date of this Agreement through the Offer Closing, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party.  During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

(d)                       Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14(e)-2(a) or Rule 14(d)-9 promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders (including any amendments to its Schedule 14D-9 relating to a Company Adverse Recommendation Change ) if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable Law; provided, however, that all actions taken or agreed to be taken by the Company or the Company Board or any committee thereof shall comply with the provisions of Section 6.5(a).

Section 6.6                                    Stockholder Litigation.  The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any stockholder Litigation against the Company and its directors relating to the Offer, the Merger or the other transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed, except that Parent shall not be obligated to consent to any settlement which does not include full release of Parent and its Affiliates or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation).

Section 6.7                                    Indemnification; Director and Officer Insurance.

(a)                       For not less than six years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, (i) indemnify and hold harmless all past and present directors, officers and employees of the Company (collectively, the “Indemnified Parties”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Certificate of Incorporation and Company Bylaws and indemnification agreements, if any, in existence on the date of this Agreement with any Indemnified Parties for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such Persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby; (ii) advance or pay any expenses of any Indemnified Party with respect to any such matter pursuant to the Company Certificate of Incorporation, Company Bylaws and indemnification agreements; and (iii) cooperate in the defense of any such matter.

(b)                       Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250 percent of the last annual premium paid prior to the date of this Agreement; provided that Parent may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance.

(c)                        In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.7.

(d)                       The rights and obligations under this Section 6.7 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.  It is expressly agreed that the Indemnified Parties to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7 and shall be entitled to enforce the covenants and agreements contained herein.

Section 6.8                                    Public Announcements.  The initial press release shall be a joint press release and thereafter, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, the Company and Parent each shall obtain the prior consent of the other prior to issuing any press releases or making other public statements and communications with respect to the Merger, the other transactions contemplated by this Agreement or Products, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of Nasdaq.  In addition, the Company and Parent shall develop a joint communications strategy and each party shall ensure that, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, all press releases and other public statements and communications (including any communications that would require a filing under Rules 14d-2 or 14d-9 of the Exchange Act), with analysts, members of the financial community or otherwise, with respect to the Offer, the Merger, the other transactions contemplated by this Agreement or Products shall be consistent in all material respects with such joint communications strategy.

Section 6.9                                    Employees.

(a)                       For a period of one year following the Offer Closing, Parent shall or shall cause the Surviving Corporation to either (i) provide the employees of the Company who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Parent, the Surviving Corporation or any of their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided to the respective Covered Employee by the Company as of the date hereof or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective Subsidiaries with compensation and benefits that, taken as a whole, have a value substantially comparable, in the aggregate, to the Covered Employees not less than those provided to similarly situated employees of Parent and its Subsidiaries from time to time.  Parent shall have no obligation and the Company shall take no action that would have the effect of requiring Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific Person.

(b)                       For purposes of determining eligibility to participate in, and non-forfeitable rights under, but not for purposes of benefit accrual under, any employee benefit plan or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries, Covered Employees shall receive service credit for service with the Company (and with any predecessor or acquired entities or any other entities for which the Company granted service credit) as if such service had been completed with Parent; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)                        To the extent applicable, Parent shall or shall cause the Surviving Corporation and any of their respective Subsidiaries to waive, or use reasonable best efforts to cause its insurance carriers to waive, any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective Subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent shall become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding Company Benefit Plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan.  Parent shall or shall cause the Surviving Corporation or a Subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any Company Benefit Plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

(d)                       Nothing in this Section 6.9 shall confer any rights or remedies of any kind or description upon any Covered Employee or any other Person other than the Company and Parent and their respective successors and assigns or be construed as an amendment, waiver or creation of any Company Benefit Plan or Company Benefit Agreement.

(e)                        The Company shall refrain from causing any employees of the Company to suffer an “employment loss” as defined in the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local law (collectively, the “WARN Act”), in the ninety-one (91) days prior to the Offer Closing, without the prior consent of Parent.

(f)                         At the request of Parent made not more than five (5) days before the Offer Closing, the Company shall adopt a resolution terminating any Company Benefit Plan that is intended to satisfy the requirements of Section 401(k) of the Code, effective not later than immediately before the Offer Closing. Parent agrees to take all necessary actions, upon the request of a Covered Employee, to facilitate a direct transfer of an eligible rollover distribution (as defined in section 401(a)(31) of the Code), including any portion of such distribution attributable to outstanding promissory notes, from any Company Benefit Plan to the 401(k) plan sponsored by Parent or the Surviving Corporation; provided, that such request is made not more than sixty (60) days following the Offer Closing.

Section 6.10                             Rule 16b-3.  Prior to the Offer Closing, the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such efforts to include all steps required be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 6.11                             State Takeover Laws.  If any state takeover Law becomes applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.12                             Rule 14d-10 Matters.  Notwithstanding anything in this Agreement to the contrary, the Company will not, after the date hereof and prior to the Offer Closing, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any former, current or future director, officer, employee, consultant, advisor or independent contractor of the Company (or any person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) unless, prior to such entry into, establishment, amendment or modification, the compensation committee (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an employment compensation arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

Section 6.13                             Voting of Shares.  Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by it or Merger Sub in favor of approval of the Merger at the Company stockholders’ meeting, unless the DGCL does not require a vote of the stockholders of the Company for consummation of the Merger.

Section 6.14                             Conduct of Business by Parent and Merger Sub Pending the Merger.  From the date of this Agreement until the Offer Closing Date, except as otherwise contemplated by this Agreement, Parent and Merger Sub agree that they shall not, directly or indirectly, knowingly take or cause to be taken any action that reasonably would be expected to materially delay or impair the consummation of the transactions contemplated hereby.

Section 6.15                             No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Offer Closing Date, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Offer Closing Date. Prior to the Offer Closing Date, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.16                             Core Product Purchase Order.  No later than January 31, 2014, the Company shall place a purchase order for delivery of 40,000 units of Core Product, 20,000 of which shall be ordered for a target delivery date of no later than May 31, 2014, and 20,000 of which shall be ordered for a target delivery date of no later than June 30, 2014.

Section 6.17                             Certain Warrant Amendment.  As promptly as practicable after the date hereof, and in any event prior to the Offer Closing, the Company shall execute, and shall use its reasonable best efforts to cause each holder of the Warrants to Purchase Shares of Preferred Stock issued by the Company, on August 20, 2009, as amended by Amendment No. 1 dated May 12, 2010, pursuant to and in accordance with the terms of that certain Subordinated Convertible Note and Warrant Purchase Agreement, entered into on July 8, 2009, by and among the Company and the purchasers identified on Exhibit A thereto to consent to, an amendment substantially in the form set forth in Section 6.17 of the Company Disclosure Letter.

Section 6.18                             Interim Financial Statements.  As promptly as practicable (and in no event later than 24 hours) after the completion by the Company of the preparation of its regularly prepared financial statements, the Company shall furnish a copy of such regularly prepared financial statements to Parent.  Without limiting the foregoing, the Company shall furnish a copy of the Company’s financial statements for the period ending December 31, 2013 no later than January 15, 2014.

ARTICLE VII

CONDITIONS

Section 7.1                                    Conditions to the Obligation of Each Party.  The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a)                       At or prior to the Offer Closing, no applicable Law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction (collectively, “Judgments”) shall be and remain in effect which has the effect of prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement;

(b)                       At or prior to the Offer Closing, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity which challenges or seeks to enjoin the Merger or the other transactions contemplated by this Agreement;

(c)                        At or prior to the Offer Closing, Merger Sub shall have previously accepted for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

Section 7.2                                    Failure of Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1 to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith and in a manner consistent with the terms of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination.  Subject to Section 1.3(c), this Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a)                       by mutual written consent of Parent and the Company;

(b)                       by either the Parent or the Company:

(i)             if the Offer Closing shall not have occurred by June 30, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been a principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to Merger Sub or Parent if (A) any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such issuance or injunction is a principal cause of the Offer Closing not occurring prior to the Outside Date, (B) the actions in clause (A) were related to securityholder Litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated hereby; and (C) Parent was provided an opportunity to consent to an offer of settlement of such securityholder Litigation which would have avoided the actions in clause (A), but Parent did not provide such consent; or

(ii)          if any Judgment having any of the effects set forth in Section 7.1(a) shall be in effect and shall have become final and nonappealable;

(c)                        prior to the Offer Closing, by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clauses (v) or (vi) of Exhibit A and (ii) has not been waived by Parent and is incapable of being cured, or is not cured, by the Company within 30 calendar days following receipt of written notice of such breach or failure to perform from Parent;

(d)                       by Parent:

(i)             at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change; or

(ii)          if the Company Board fails to reaffirm publicly its recommendation to the Company’s stockholders to tender their shares of Company Common Stock in the Offer and to vote in favor of the Merger within seven days of Parent’s written request for such reaffirmation;

(e)                        prior to the Offer Closing by Parent, if the Company shall have materially breached any of the provisions of Section 6.5;

(f)                         prior to the Offer Closing by the Company, if (i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are qualified by Parent Material Adverse Effect not being true and correct in all respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) or (B) the representations and warranties of Parent and Merger Sub in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are not so qualified not being true and correct both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failure to be true and correct as have not or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or (ii) Parent and Merger Sub shall not have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and in the case of either (i) or (ii) above, such breach or failure to perform is incapable of being cured, or is not cured, by Parent within 30 calendar days following receipt of written notice of such breach or failure to perform from the Company;

(g)                        by the Company, at any time prior to Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal; provided that for the termination of this Agreement pursuant to this subsection (g) to be effected, the Company shall have complied with the provisions of Section 6.5(a) and the Company shall have paid the Company Termination Fee (as defined in Section 8.2(c)) and otherwise complied with its obligations under Section 8.2(c);

(h)                       by the Company, if (1) Merger Sub fails to commence the Offer in violation of Section 1.1 hereof and such breach is not cured within 30 calendar days following receipt of written notice of such breach from the Company, (2) the Offer shall have expired or been terminated without Merger Sub having purchased any shares of Company Common Stock pursuant thereto or (3) Merger Sub, in violation of the terms of this Agreement, fails to accept for payment and to purchase validly tendered shares of Company Common Stock pursuant to the Offer; provided, that the right to terminate this Agreement pursuant to clause (2) of this Section 8.1(h) shall not be available if the Company’s failure to fulfill any covenant or agreement contained in this Agreement has been the cause of, or resulted in, the failure of the Offer having expired or terminated with Merger Sub having purchased any shares of Company Common Stock pursuant thereto; or

(i)                           by the Company in the circumstances described in the proviso to clause (C) of Section 6.1(b)(vi); provided, that notwithstanding anything to the contrary herein, in no event shall the Company have the right to terminate this Agreement pursuant to this Section 8.1(i) at any time at which the Minimum Tender Condition shall not be satisfied.

Section 8.2                                    Effect of Termination.

(a)                       In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 8.1 hereof, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the provisions of Section 4.20, Section 5.10, the last sentence of Section 6.3(a), this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for fraud or for any willful breach or hereof or for any willful misrepresentation.

(b)                       Except as provided in this Section 8.2, all fees and expenses incurred in connection with the Offer, the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(c)                        (i)  In the event that: (w) (A) prior to the Offer Closing, a Superior Proposal shall have been made to the Company and such Superior Proposal becomes publicly known prior to the Offer Closing or shall have been made directly to the stockholders of the Company generally prior to the Offer Closing and, in either case, such Superior Proposal shall not have been publicly withdrawn at least two business days prior to the Offer Closing or any Person shall have publicly announced an intention (whether or not conditional) to make a Superior Proposal, (B) this Agreement is terminated by Parent pursuant to Section 8.1(e) and (C) within 12 months after such termination, the Company enters into a definitive agreement to consummate a Superior Proposal or consummates a Superior Proposal; (x) (A) prior to the Offer Closing, a Superior Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Superior Proposal, (B) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) and (C) within 12 months after such termination, the Company consummates a Superior Proposal; (y) this Agreement is terminated by Parent pursuant to Section 8.1(d); or (z) this Agreement is terminated by Company pursuant to Section 8.1(g), then the Company shall pay Parent a fee equal to $5,000,000 (the “Company Termination Fee”) by wire transfer of same-day funds as follows: in the case of termination pursuant to clause (w) above, the Company shall pay Parent 50% of the Company Termination Fee upon such termination and 50% of the Company Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transactions; in the case of a termination pursuant to clause (x) above, the Company shall pay Parent the Company Termination Fee on the date of consummation of such transaction; and in the case of a termination pursuant to clauses (y) or (z) above, the Company shall pay Parent the Company Termination Fee on the date of termination of this Agreement.  Notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 8.1(c) solely by reason of the condition set forth in clauses (iii), (iv), (v), (ix) and (x) of Exhibit A failing to be satisfied notwithstanding the Company’s due performance of and compliance with its covenants and obligations hereunder, including pursuant to Section 6.1 and Section 6.5, nothing herein shall (i) limit the right of the Company to enter into any transaction after the effective date of such termination or (ii) require the Company to pay a Company Termination Fee.

(ii)          The Company acknowledges that the agreements contained in this Section 8.2(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount(s) due pursuant to this Section 8.2(c), and, to obtain such payment, Parent commences a suit which results in a judgment against the Company for the amount(s) due pursuant to this Section 8.2(c), the Company shall pay to Parent its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.3                                    Amendments.  Subject to Section 1.3(c) and subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law otherwise expressly requires the further approval of such stockholders.  No amendment shall be made to this Agreement after the Effective Time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.4                                    Waiver.  Subject to Section 1.3(c), at any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1                                    Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 9.2                                    Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic mail (receipt confirmed), facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company to:

NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, PA 19355
Fax No.: (610) 232-0571
Attention: Michael F. Marino, Esq.

with a copy to:

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Fax No.: (215) 963-5001
Attention:  Michael N. Peterson, Esq.

if to Parent or Merger Sub, to it at:

Endo Health Solutions Inc.
1400 Atwater Drive
Malvern, PA 19355
Fax No.:  (610) 884-7159
Attention:  Caroline B. Manogue, Esq.

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax No.:  (212) 735-2000
Attention:                         Eileen T. Nugent, Esq.

Section 9.3                                    Interpretation.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 9.4                                    Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.5                                    Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the other Transaction Agreements (including the Confidentiality Agreement and the documents and instruments referred to herein or therein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 6.7, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 9.6                                    Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 9.7                                    Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties.  Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.8                                    Consent to Jurisdiction.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court located in the State of Delaware or a Delaware state court.

Section 9.9                                    Headings, etc.  The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The disclosure of any matter in the Company Disclosure Letter shall expressly not be deemed to constitute an admission by the Company or Parent, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.10                             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11                             Failure or Indulgence Not Waiver; Remedies Cumulative.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.12                             Waiver of Jury Trial.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.13                             Specific Performance.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.14                             Certain Definitions.

(a)                       “Associate” and “Affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act, and the term

(b)                       “Cleanup” shall mean all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(c)                        “Company IP” shall mean the Company Licensed IP and the Company Owned IP.

(d)                       “Company Licensed IP” shall mean all Intellectual Property owned or controlled by a third Person and licensed to the Company.

(e)                        “Company Material Adverse Effect” shall mean any (x) termination of the Commercial Supply Agreement, dated as of October 9, 2013, by and between the Company and LTS Lohmann Therapy Systems Corp. or the Interim Supply Agreement, dated as of October 9, 2013, by and between the Company, LTS Lohmann Therapy Systems Corp. and LTS Lohmann Therapy Systems Corp. or (y) change, effect, event, occurrence, state of facts or development which individually or in the aggregate (i) results in any change or effect that is materially adverse to the business, financial condition, properties, assets, liabilities (contingent or otherwise) or results of operations of the Company, taken as a whole, (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, or (iii) results in the inability of the Company to manufacture at least 500,000 units of the Core Product per year; provided that none of the following shall be deemed, either alone or in combination, to constitute a Company Material Adverse Effect: (A) any change relating to the economy or securities markets in general, (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which the Company participates, including any changes to reimbursement rates related to any Products, (C) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred), (D) the effect of any change in any applicable Law or GAAP or (E) any change, effect, event, occurrence, state of facts or development resulting from the execution, pendency or pursuit of the transactions contemplated hereby, including any Litigation resulting therefrom, or any action required pursuant to the terms of this Agreement; except, in the cases of clauses (A), (B) or (D) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects the Company, in a material respect, as compared to other participants in the industry in which the Company participates.

(f)                         “Company Owned IP” shall mean any Intellectual Property in which the Company has any ownership interest, whether singly, jointly or otherwise.

(g)                        “Contingent Cash Consideration Payments” shall mean the right to receive one or more contingent cash consideration payments, subject to the terms and conditions of a contingent cash consideration agreement (the “Contingent Cash Consideration Agreement”) substantially in the form attached hereto as Exhibit B.

(h)                       “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(i)                           “Core Product” shall mean ZECUITY.

(j)                          “Core Product IP” shall mean Company IP relating to the Core Product.

(k)                       “Environmental Laws” shall mean all federal, state, local or foreign laws, statutes, regulations, ordinances, decrees, directives, judgments, common law, or other enforceable requirements of Governmental Entities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment, including laws relating to Releases or threatened Release of Hazardous Substances, the protection of human health as a result of exposure to Hazardous Substances, the storage, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

(l)                           “Environmental Permits” shall mean permits, licenses, approvals, exemptions, registrations, certificates, identification numbers or other authorizations issued pursuant to Environmental Law.

(m)                   “FIRPTA Certificate” shall mean a certificate executed on behalf of the Company certifying that the Company is not a United States real property holding corporation (as defined in section 897(c)(2) of the Code) in the form and manner that complies with section 1445 of the Code and the Treasury Regulations promulgated thereunder.

(n)                       “Good Clinical Practices” shall mean with respect to the Company, the then current standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which the products of the Company or any Company Partner are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

(o)                       “Good Laboratory Practices” shall mean with respect to the Company, the then current standards for pharmaceutical laboratories, as set forth in the FDCA and applicable regulations and guidances promulgated thereunder, as amended from time to time, and such standards of good laboratory practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the products of the Company or any Company Partner are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

(p)                       “Good Manufacturing Practices” shall mean (i) with respect to the Company, the then current standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations and guidances promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the products of the Company or any Company Partner are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

(q)                       “Hazardous Substances” shall mean any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “hazardous constituents”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants”, “pollutants”, “toxic pollutants”, or words of similar meaning and regulatory effect under any applicable Environmental Law including petroleum and asbestos.

(r)                          “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(s)                         “IND” shall mean an investigational new drug application filed with the FDA, including all documents, data and other information concerning the applicable drug which are necessary for or filed with such application.

(t)                          “Intellectual Property” shall mean trademarks, service marks, trade names, brand names, certification marks, designs, logos, slogans, commercial symbols, business name registrations, Internet domain names, trade dress and other similar indications of source or origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations and applications relating to the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application; industrial designs, inventions, discoveries, ideas and biological materials relating to the Core Product, whether patentable or not and whether or not reduced to practice, in any jurisdiction; patents and patent applications (including divisions, continuations, continuations-in-part, reissues and renewals, and applications for any of the foregoing), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any jurisdiction; research and development data (including the results of research into and development of drug or biologic-based products and drug delivery systems), formulae, know-how, proprietary processes, algorithms, models and methodologies, technical information, designs, procedures, laboratory notes, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works of authorship of any type (including the content contained on any Web site), whether copyrightable or not, in any jurisdiction; computer software (whether in source code or object code form), databases, compilations and data; copyright registrations and applications in any jurisdiction, and any renewals or extensions thereof; any other intellectual property or proprietary rights and the right to sue for past infringement, misappropriation, or other violation of any of the foregoing.

(u)                       “Liens” shall mean pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

(v)                       “Nasdaq” shall mean the Nasdaq Stock Market.

(w)                     “NDA” shall mean a new drug application for a drug filed in accordance with 21 C.F.R. Part 314, and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States.

(x)                       “Parent Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development which individually or in the aggregate prevents or materially impedes, interferes with, hinders or delays the consummation by Parent of the Merger or the other transactions contemplated by this Agreement.

(y)                       “Per Share Paid Value” shall mean, as of any Valuation Point, the sum of (1) the per Share cash portion of the Merger Consideration and (2) the amount per Share in cash previously paid or to be paid at such Valuation Point in connection with the Contingent Cash Consideration Agreement.

(z)                        “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(aa)                “Products” shall mean all marketed and development products and services of the Company, including drugs and medical devices and any services related thereto, and any line extensions, expansions or other modifications thereof, including ZECUITY, NP201,

NP202, and any other products and services marketed, sold, manufactured, developed or distributed, including products and services manufactured, developed or distributed by Company Partners, or in clinical or preclinical development, by or for the Company or any Company Partner.

(bb)                “Regulatory Authorizations” shall mean all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority, including all INDs and NDAs.

(cc)                  “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(dd)                “Representatives” shall mean the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents to each of Parent and the Company.

(ee)                  “SEC” shall mean the United States Securities and Exchange Commission the staff thereof.

(ff)                    “Subsidiary” of any Person shall mean another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person) or (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership).

(gg)                  “to the knowledge of the Company”, “known to the Company”, and similar formulations shall mean the actual current knowledge of the people set forth in Section 9.14(gg) of the Company Disclosure Letter.

(hh)                “to the knowledge of Parent”, “known to Parent”, and similar formulations shall mean the actual current knowledge of the people set forth in Section 9.14(hh) of the Company Disclosure Letter.

(ii)                        “Transaction Agreements” shall mean, collectively, this Agreement and the Contingent Cash Consideration Agreement.

(jj)                      “Valuation Point” shall mean each of (1) the Effective Time, (2) the First Net Sales Milestone Date (as defined in the Contingent Cash Consideration Agreement) and (3) the Second Net Sales Milestone Date (as defined in the Contingent Cash Consideration Agreement).

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IN WITNESS WHEREOF, Endo Health Solutions Inc., DM Merger Sub Inc. and NuPathe Inc. have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENDO HEALTH SOLUTIONS INC.

By:	/s/ Rajiv De Silva
Name: Rajiv De Silva
Title: CEO

DM MERGER SUB INC.

By:	/s/ Rajiv De Silva
Name: Rajiv De Silva
Title: CEO

NUPATHE INC.

By:	/s/ Armando Anido
Name: Armando Anido
Title: CEO

EXHIBIT A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock unless:

(i)                                     There shall have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Agreement, the “Expiration Date”) that number of shares of Company Common Stock which, when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries, represents at least a majority of the total number of outstanding shares of Company Common Stock on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”),

(ii)                                  Any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar Law shall have expired or been terminated;

(iii)                               No applicable Law and no permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction shall be and remain in effect which has the effect of prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Agreement;

(iv)                              There shall not be existing any temporary restraining order, preliminary injunction, pending or threatened any suit, action or proceeding by any Governmental Entity which challenges or seeks to enjoin the Offer Closing, the Merger or the other transactions contemplated by the Agreement;

(v)                                 (A) The representations and warranties of the Company contained in the Agreement and in any certificate or other writing delivered by the Company pursuant thereto that are qualified by Company Material Adverse Effect shall be true and correct in all respects both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on

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and as of such earlier date) and (B) the representations and warranties of the Company in the Agreement and in any certificate or other writing delivered by the Company pursuant thereto that are not so qualified shall be true and correct both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date) except for such failures to be true and correct as have not resulted in or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(vi)                              The Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Offer Closing Date;

(vii)                           The Company shall have delivered to Parent a certificate, signed by the chief executive officer and chief financial officer of the Company, to the effect that each of the conditions specified in (v) and (vi) above is satisfied;

(viii)                        The Company shall have delivered a duly executed FIRPTA Certificate;

(ix)                              There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to prohibit or impose any material limitations on Parent’s ownership of the Company or the operation of all or a material portion of Parent’s or the Company’s businesses or assets (whether held directly or through Subsidiaries), or to compel Parent or the Company or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of Parent or the Company (whether held directly or through Subsidiaries);

(x)                                 Since the date of the Agreement there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect; and

(xi)                              the Company and Parent shall not have reached an agreement that the Offer or the Agreement be terminated, and the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.

The foregoing conditions are for the benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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EXHIBIT C

Commitment amount:

$11,100,000, to be comprised of the following tranches: (i) $500,000 at any time after January 1, 2014, (ii) $2,100,000 at any time after February 1, 2014, (iii) $2,500,000 at any time after March 1, 2014, (iv) $2,000,000 at any time after April 1, 2014, (v) $2,000,000 at any time after May 1, 2014 and (vi) $2,000,000 at any time after June 1, 2014; provided, that each tranche of such commitment shall be made only subject to acceptance by Parent, in its sole discretion, of a timely request by the Company for such tranche; provided, further, that the Company shall have the right to terminate the Agreement pursuant to Section 8.1(i) (subject to the proviso therein) in the event of any refusal by Parent to fund such tranche in such amounts and on such terms and conditions within ten (10) business days of receiving such notice.

Borrower:	The Company

Maturity Date:	The earlier of (i) 90 days after the termination of the merger agreement, (ii) September 30, 2014 and (iii) the effective time of the Merger, subject to acceleration in the event of a bankruptcy event

Purpose:	Company working capital

Interest Rate:	13.35%(1)

Warrants:	None

Up Front Fees:	None

Pre-Payment Penalties:	None

Amortization:	Principal and accrued interest due at maturity.

Collateral:	All assets, negative pledge on IP. Subordinate to existing Hercules Term Loan.

Default rate:	16.35%

Hercules:	The Company shall obtain the prior consent or waiver of Hercules.

(1) — Equal to the sum of Hercules rate of 9.85% and the Hercules end-of-term charge of 3.5%.

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